CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

December 15, 2023

VIA EDGAR

Ms. Jennifer Thompson

Ms. Jennifer Gowetski

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	CNFinance Holdings Ltd. (the “Company”)

Annual Report on Form 20-F

Filed April 25, 2023

File No. 001-38726

Dear Ms. Thompson and Ms. Gowetski:

The Company acknowledges the receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 27, 2023 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed on April 28, 2023.

The Company is carefully considering the Staff’s comment and would like to request an extension of the due date for the Company’s response by 9 business days to December 22, 2023.

We appreciate the Staff’s accommodation for the extension. If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Ltd.

Date: December 15, 2023
	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer